EXHIBIT 99.13

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

This amended management’s discussion and analysis for the three and nine months ended September 30, 2010, has been amended to reflect corrections to an overstatement of revenues as a result of a clerical error during the implementation of a new accounting system which resulted in the overstatement of revenue for two ship loads of copper concentrates during the three months ended September 30, 2010, and for the accounting for the derivative instrument liability of its metal hedging program entered into during the second quarter of 2010.

There were no changes in production during the periods at Mineral Park, with Mineral Park generating operating cash flow of $17.59 million and $34.61 million respectively for the three and nine month periods ended September 30, 2010.

The net effect of amendment of the interim financial statements for the three and nine months ended September 30, 2010 was to reduce the net earnings previously reported by the Company to a net loss, (including an unrealized non-cash loss of $81.26 million and $60.68 million on derivative instruments outstanding as at the end of the three and nine month periods ended September 30, 2010) of $75.88 million and $64.0 million respectively for the three and nine month periods from a previously recorded net earnings of $10.68 million and $1.99 million previously reported for the three and nine month periods respectively.  Specific amendments to the interim financial statements for the three and nine month periods included:

●
A reduction of consolidated revenues by $7.10 million and $7.11 million respectively to $49.68 million and $126.54 million respectively, from $56.77 million and $133.65 million respectively, previously reported, to reduce revenues recognized during the period as a result of the determination by management of a clerical error during the period, of a double booking of revenue for the affected invoices;

●	A reduction of $3.02 million to $19.47 million, from $21.49 million (previously reported) of accounts receivable as a result of the double booking of revenue for the affected invoices;

●	A net loss of $75.88 million and $64.0 million for the three and nine month periods respectively, on derivative instruments, comprised of:

o	A realized net loss of $0.02 million and $0.14 million for the three and nine month periods respectively, on instruments settled during the period;

o
An unrealized non-cash loss of $81.26 million and $60.68 million for the three and nine month periods respectively, on instruments outstanding, as a result of the increase in metal prices over the period;

●
A reduction of the net earnings previously reported by the Company to a net loss of $75.88 million and $64.0 million respectively for the three and nine month periods from a previously recorded net earnings of $10.68 million and $1.99 million previously reported for the three and nine month periods respectively;  and

●	An decrease of the operating cash flow at the Company’s wholly owned subsidiary previously reported by the Company to $17.59 million and $34.61 million respectively for the

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

three and nine month periods from a previously recorded net earnings of $24.03 million and $41.05 million previously reported for the three and nine month periods respectively;

•
*Adjusted net earnings were $9.49 million and $22.24 million respectively for the three and nine month periods, after making adjustments for certain non-cash items, including the non-cash loss on derivative instruments from a previously recorded adjusted net earnings of $14.78 million and $27.55 million previously reported for the three and nine month periods respectively.

There were no changes in production during the periods at Mineral Park, with Mineral Park generating operating cash flow of $17.59 million and $34.61 million respectively for the three and nine month periods ended September 30, 2010.

This amended management’s discussion and analysis (“Amended MD&A”) of financial position and results of operations of Mercator Minerals Ltd. (the “Company”) is current as of November 18, 2010, and should be read in conjunction with the amended unaudited consolidated financial statements of the Company and the notes thereto for the period ended September 30, 2010 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2009.  Additional information relating to the Company, including the Company's Annual Report for the year ended December 31, 2009 (the “Annual Report”), is available on SEDAR at www.sedar com.

All currency amounts in this report are expressed in US dollars, unless the context indicates otherwise.  References to “2010” are in respect of the three month and nine month periods ended September 30, 2010 and to “2009” are in respect of the three month and nine month periods ended September 30, 2009, unless the context indicates otherwise.

This Amended MD&A is intended to complement and supplement the Company’s amended unaudited consolidated financial statements and notes thereto for the period ended September 30, 2010 (the “Amended Financial Statements”) and, therefore, should be read together with the Amended Financial Statements.   The Amended Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Forward Looking Statements

This Amended MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.  For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company’s Annual Report.

This Amended MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.  (See “Risk Factors” below). Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions.  This Amended MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe”

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at November 18, 2010 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, investors are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this Amended MD&A, the Company has applied several material assumptions, including, but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically, despite the fact that the Company temporarily ceased placing new ore on the leach pads in late May 2008; (3) the current mill expansion of Mineral Park will be viable operationally and economically and proceeds as expected; and (4) any additional financing needed will be available on reasonable terms. Other assumptions are discussed throughout this Amended MD&A and, in particular, in the "Risk Factors" section on pages 38 to 53 (under the heading "Risk Factors") of the Annual Information Form incorporated herein by reference, and on pages 18 to 25 (under the heading "Critical Accounting Estimates") and pages 26 to 41 (under the heading "Risks and Uncertainties") of the Annual MD&A incorporated herein by reference.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the completion and integration of acquisitions and actual effects of the acquisitions; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; possible variations in ore resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; availability of adequate power and water supplies; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed on pages 18 to 25 (under the heading "Critical Accounting Estimates") and pages 26 to 41 (under the heading "Risks and Uncertainties") of the Company’s Annual Report. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section in the Company’s Annual Report.  Except as required by applicable securities legislation, the Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

information, events or otherwise.  Readers are cautioned not to put undue reliance on these forward-looking statements.

National Instrument 43-101 Compliance

Unless otherwise indicated, the Company has prepared the technical information in this Amended MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under either the Mercator Minerals Ltd. or the Stingray Copper Inc. company profile on SEDAR at www.sedar.com. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.  Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.  The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this Amended MD&A of all technical information has been prepared under the supervision of Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, and Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, each of whom are Qualified Persons under NI 43-101.

The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Amended Financial Statements of the Company which have been prepared in accordance with Canadian GAAP.

Overall Performance and Strategy

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. and Mexico.  The Company’s principal asset is the 100% owned Mineral Park Mine (“Mineral Park”), a producing copper-moly mine located near Kingman, Arizona.  The Company acquired 100% of the shares of Mineral Park Inc. (then known as Equatorial Mineral Park, Inc.) (“MPI”) from Equatorial Mining North America, Inc. (“EMNA”) in 2003.  The Company’s other primary asset is the El Pilar copper exploration project situated in Northern Mexico.  The Company acquired 100% of the shares of Stingray Copper Inc. in 2009.  The El Pilar exploration project is the principal asset of Stingray, a wholly owned subsidiary of Mercator.  The main focus of the Company is the expansion of its copper production at Mineral Park to generate cash flow to fund the Company’s business plans.  In 2010, the Company anticipates continuing to focus its resources and its efforts to increase production at Mineral Park and to complete engineering and permitting at the El Pilar project.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

HIGHLIGHTS

Third quarter highlights include:

●
Consolidated net loss for the three month period ended September 30, 2010 of $75.88 million ($0.39 per share), compared to a net loss of $0.7 million ($0.01 loss per share) for the corresponding period in 2009;

●
Non GAAP adjusted net earnings* of $9.49 million for the year to date, excluding the one-time charge of $6.0 million as an extraordinary item for the premium paid on the early redemption of the notes issued by the Company in 2007, an unrealized non-cash loss of $81.26 million on derivative instruments outstanding at the end of the period and additional non-cash items of $19.55 million.  Non GAAP adjusted net loss* of $3.58 million for the corresponding period in 2009, excluding non-cash items of $4.28 million;

●
Consolidated revenues for the third quarter of 2010 were $49.68 million, an increase of approximately 189% from the third quarter of 2009 primarily as a result of higher copper and molybdenum production, recoveries, sales and sales prices. The average realized copper (concentrate) and molybdenum sales prices for the third quarter of 2010 were $3.41 and $14.56 per pound, up 13% and 23% respectively from $2.87 and $11.81 per pound for the third quarter of 2009;

●	Operating cash flow from Mineral Park was $17.59 million in the third quarter of 2010, compared to $2.47 million in the third quarter of 2009;

●	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the three month period ended September 30, 2010 was $11.26 million;

●
Production during quarter ended September 30, 2010 of 8,167,634 pounds of copper in concentrates (6,534,701 – 2009), 1,234,987 pounds of molybdenum (557,934 – 2009) and 135,136 ounces of silver (34,069 – 2009).  Cathode Copper production of 864,635 pounds for the quarter ended September 30, 2010, compared to the 1,119,628 pounds for the quarter ended September 30, 2009;

●	Estimated cash operating cost* on third quarter 2010 production of $2.11 for copper and $9.57 for molybdenum, also on a co-product basis.

Nine month financial highlights include:

●	Operating cash flow year to date from Mineral Park was $34.61 million;

●
Consolidated Net loss for the nine month period ended September 30, 2010 of $64.0 million ($0.33 loss per share) compared to a net loss of $15.75 million ($0.12 loss per share) for the corresponding period in 2009.

●
Non GAAP adjusted net earnings* for the year to date in 2010 excluding an unrealized non-cash loss of $66.68 million on derivative instruments outstanding at the end of the period, the one-time charge of $6.0 million as an extraordinary item for the premium paid on the early redemption of the notes issued by the Company in 2007, and additional non-cash items of $19.55 million was

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

$22.24 million. Non GAAP adjusted net loss* of $3.88 million for the corresponding period in 2009, excluding non-cash items of $11.87 million;

●
Consolidated revenues for the period was $126.54 million or an increase of approximately 235% from the $53.80 million for the corresponding period in 2009 as a result of higher copper and molybdenum pounds produced and sold;

●	EBITDA for the year to date was $29.93 million compared to $6.28 million for the corresponding period in 2009;

●
Production of 21,780,281 (18,596,354 - 2009) pounds of copper in concentrates, 2,821,942 (1,009,530 – 2009) pounds of molybdenum and 317,273 (85,690 – 2009) ounces of silver and cathode copper production of 2,467, 011 (3,519,223 – 2009) pounds for the nine month period ended September 30, 2010;

●
Total cash, cash equivalents and short-term investments at September 30, 2010 were $46.73 million, compared to $62.18 million as of December 31, 2009.  Year to date, the Company has invested $20 million on property, plant and equipment related to the mill construction, and has receivables owing to the Company of approximately to $15 million.

* Operating cash cost, Operating cash cost per ton and Adjusted net earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Operations

In the table below are the results for Mineral Park for the three most recent quarters and year to date.   In third quarter 2,522,717 tons of ore at a grade of 0.223% copper were processed producing 21,324 dmt of copper concentrate containing 8.17 million pounds of produced copper in concentrates.

Key operating statistics for Mineral Park are presented below:

Production (3)	Q1 2010	Q2 2010	Q3 2010	Year to Date
- Copper in concentrate (000s lbs)	5,432	8,180	8,167	21,780
- Copper cathode (000s lbs)	777	825	865	2,467
- Molybdenum (000s lbs)	638	948	1,235	2,822
- Silver (oz) (2)	64,952	117,185	135,136	317,273
Mining
Waste (tons)	2,082,594	1,529,176	1,703,760	5,315,530
- Ore (tons)	2,361,475	2,394,065	2,266,087	7,021,627
- Leach (tons)	1,059,323	1,234,743	1,261,890	3,555,956
- Total material mined (tons)	5,503,392	5,157,983	5,231,736	15,893,111
Milling
- Tons processed	2,065,302	2,308,771	2,522,717	6,896,790
- Tons processed per day	22,948	25,371	27,466	25,555

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

- Copper grade (%)	0.219	0.239	0.223	0.228
- Molybdenum grade (%)	0.038	0.039	0.040	0.039
- Silver grade (opt) (2)	0.115	0.102	0.0934	0.1027
Recoveries
- Copper (%)	60.1	73.8	72.9	69.0
- Molybdenum (%)	40.3	52.1	61.7	51.1
- Silver (%)(2)	27.4	49.7	57.4	43.0
Copper Concentrate
- Dry tons produced	20,050	26,951	21,324	68,325
- Copper grade (%)	13.5	15.0	19.2	15.9
- Silver grade (opt) (2)	3.24	4.35	6.34	4.64
Molybdenum Concentrate
- Dry pounds produced	1,369,629	1,902,222	2,467,972	5,739,823
- Molybdenum grade (%)	46.5	49.9	50.0	49.2
On site Operating Costs (1) ($/t milled)	$9.62	$8.05	$9.61	$9.10
Pounds of copper produced (000s lbs)	6,209	9,005	9,032	24,247
Total cash cost per pound (1) of copper produced	$2.74	$1.89	$2.11	$2.18
Total cash cost per pound (1) of produced molybdenum	$13.26	$10.50	$9.57	$10.80
(1) The cash cost per pound of produced copper measure shown is an estimate of the cash cost on a production basis. Costs are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.  This is a non-GAAP performance measure and is furnished to provide additional information. This performance measures are included in this Amended MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Subsequent to the end of the period, the Company commenced the commissioning of the rougher cell expansion at Mineral Park, achieving improved recoveries during the initial startup of the operation of the new circuits.  Continued improvements in recoveries and further improvements to concentrate grades, particularly with respect to molybdenum are anticipated.

Revenue of $46.67 million was derived from the sale (title transfer) of 864,635 pounds of cathode copper, sold concentrate totaling 8,125,396 pounds of copper, 1,236,443 pounds of molybdenum and 135,136 ounces of silver during the three month period ended September 30, 2010, compared with revenue of $26.21 million derived from the sale (title transfer) of 1,119,628 pounds of cathode copper, concentrate production totaling 6,153,449 pounds of copper, 557,934 pounds of molybdenum and 34,069 ounces of silver during the corresponding period in 2009.

Revenue for the nine month period ended September 30, 2010 was $126.54 million, derived from the sale (title transfer) of 2,467,011 pounds of cathode copper, sold concentrate totaling 22,519,252 pounds of copper, 2,836,711 pounds of molybdenum and 317,273 ounces of silver, compared with revenue of $53.80 million derived from the sale (title transfer) of 3,519,223 pounds of cathode copper, concentrate production totaling 18,215,101 pounds of copper, 1,009,530 pounds of molybdenum and 85,690 ounces of silver during the corresponding period in 2009.

The increase in revenues is directly attributable to the higher average prices for copper and molybdenum and increased production during the current periods compared to the prior periods.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

The average market price for copper was approximately $3.50 per pound for the period ended September 30, 2010, as compared to $2.81 per pound for the corresponding period in 2009. At the time of writing the copper price was approximately $3.79 per pound.  The copper market has strengthened through 2009 and into 2010 from the levels hit at the end of the last half of 2008.

During much of 2008, the price for Molybdenum oxide was over $30 per pound.  The price declined dramatically during the fourth quarter of 2008 and the first quarter of 2009, when the price fell below $8.00 per pound.  During the last half of 2009, the price for molybdenum rose sharply, trading above $18 per pound in late August, with the price remaining volatile for the balance of 2009, trending back below $12 at the end of the year.  At the start of 2010, the molybdenum price began to increase.  On February 22, 2010, molybdenum futures contracts commenced trading on the London Metal Exchange.

During the third quarter of 2010, the average Platts Metals Week published price for molybdenum oxide was $14.98 per pound, which decreased from $16.41 per pound in the second quarter of 2010. Over the first nine months of 2010, the monthly average price for molybdenum oxide as published in Platts Metals Week peaked in April, with an average price of $17.58 per pound and hit a low in of $14.10 in July with the price recently trading at approximately $16.00 per pound.

The Company is exposed to changes in copper prices. The Company’s cathode copper sales are recognized at the NYMEX average monthly price less graduated shipping and sales administrative discount of $0.035 for quantities under 300,000 pounds per month to $0.015 for quantities over 1,000,000 pounds per month. Given that the Company accounts for changes in copper price during the settlement period, gross copper sales will be favorably impacted in rising price markets and negatively impacted when copper prices decline.

The Company’s copper concentrate sales are recognized at LME average monthly prices for quotational period of M+1 or M+4 (at the buyer’s discretion) declared at end of month for Trafigura or completion of 5000 wmt lot with MRI. Revenue is recognized when a 1,000 wmt lot has been completed.  The Company is responsible for freight, insurance, smelting, refining costs, representation costs and any demurrage and storage fees.  Current off-take agreements with metal brokers include 20,000 wmt per annum in years 2010-2012 with MRI and 50,000 wmt in 2010 with Trafigura.  Forward agreements with Trafigura include 20,000 and 70,000 annually in 2011 and 2012, with commitments of 70,000 dmt to Trafigura extending through 2017.

The Company’s molybdenum concentrate sales are recognized at world wide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site.

The Company believes that in the near and medium term, given the recent increases in the prices of the commodities that it produces, the outlook for its operations will continue to improve.

There can be no assurance, however, that molybdenum demand will strengthen or that molybdenum prices will further improve.  Any significant weakness in demand or reduction in molybdenum prices may have a material adverse effect on the Company's operating results and financial condition.

While management believes the medium and long term fundamentals of copper are very good, the Company has structured a risk management program in support of the recent refinancing and the development plans for the expansion of Mineral Park and its El Pilar project in Mexico.  Under the Credit Facilities, a total of 144 million lbs of copper were sold forward over a six year term at an average net

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

price to the company of $3.01 per lb, net of all costs. As at the end of the period, there was a total of 138.3 million lbs of copper sold forward through to the end of the six year term of the Credit Facilities.  This forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as announced on March 31, 2010 and only 48% of the planned production during the term of the Credit Facilities. None of the Company’s molybdenum production has been forward sold.

Review of Financial Results and Operating Activities

The Company’s only operating property is Mineral Park in Kingman Arizona,

2010 Compared to 2009

Consolidated revenues generated during the quarter ended September 30, 2010, totaled $49.68 million up $23.46 million (189%) from $26.21 million for the corresponding period in 2009.  Consolidated revenues increased as a result of increased production and as a result of increased production and recoveries of copper and molybdenum, higher average realized sales prices for copper and molybdenum sold, with average realized sales price for the third quarter of 2010 of $3.14 per pound of copper in concentrates ($2.87 - 2009) $14.92 per pound of molybdenum in concentrates ($11.81 - 2009) and $3.16 per pound of cathode copper in concentrates ($2.32 - 2009).

Copper in concentrates sold by the Company during the quarter was 8,125,396 up 24% from the 6,534,701 pounds sold in 2009; molybdenum in concentrates sold was 1,236,443 up 122% from the 557,934 pounds sold in 2009, with cathode copper sold during the period of 864,635 down 23% from the 1,119,628 pounds sold in 2009.

For the quarter ended September 30, 2010, the Company reported a consolidated net loss, including non cash items, of $75.88 million ($0.39 basic and diluted earnings per share), compared with a net loss of a net loss of $0.7 million ($0.01 basic and diluted loss per share) in the corresponding period for 2009.  Excluding non cash items of $81.26 million for an unrealized non-cash loss on derivative instruments outstanding at the end of the period, stock based compensation expense of $1.04 million (2009 - $.95 million), accretion expense of $0.04 million (2009 - $0.04 million), accretion expense of the long term note discount of $0.27 million (2009 - $0.70 million) and amortization of $2.76 million (2009 - $2.66 million), the Company recorded adjusted consolidated net earnings of $9.49 million (2009 – $3.59 million).  EBITDA for the quarter was $11.26 million compared to $6.83 million for the corresponding period in 2009.

For the year to date, the Company recorded consolidated net loss, including non cash items, of $64.0 million ($0.33 basic and diluted earnings per share) compared to a net loss of $15.75 million ($0.12 basic and diluted loss per share) for the corresponding period in 2009.  Excluding an unrealized non-cash loss of $60.68 million on derivative instruments outstanding at the end of the period, a charge of $6.0 million as an extraordinary item for the premium paid on the early redemption of the $120 million 11.5 % notes issued by the Company in 2007, and non cash items for stock based compensation expense of $5.17 million, accretion expense on asset retirement obligation of $0.14 million, accretion expense on long-term note discount of $0.35 million and amortization of $13.90 million, the Company recorded adjusted consolidated net earnings of $22.24 million.  EBITDA for the year to date was $29.93 million compared to $6.28 million for the corresponding period in 2009.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

The reporting of EBITDA and Adjusted Net earnings are non-GAAP measures which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The consolidated net loss for the year to date was adversely impacted by the unrealized non-cash loss of $66.68 million on derivative instruments outstanding at the end of the period, the one-time charge taken by the Company of $6.0 million as an extraordinary item for the premium paid on the early redemption of the $120 million 11.5 % notes issued by the Company in 2007, the accrual of interest payable on the Notes and equipment loans, the expensing of of stock based compensation costs for stock options and the expensing of previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad, which have been reduced during the period, as a result of the Company ceasing to place new ore on the leach pads commencing the end of May.  Accordingly, previously capitalized costs associated with the inventory were expensed during the quarter, and mining costs were somewhat higher.

Mining and processing expenses at Mineral Park were $28.22 million during the quarter ended September 30, 2010 as compared to $13.88 million for the corresponding period in 2009.  For the year to date, mining and processing expenses were $64.46 million as compared to $31.63 million for the corresponding period in 2009.  Freight, smelting and refining charges were $6.0 million and $21.90 million for the three and nine months ended September 30, 2010 ($3.73 million and $10.74 million for the corresponding periods in 2009).  The increase in expenses during the three and nine month periods ended September 30, 2010 as compared to the same periods in 2009 is a result of increased mining activity at Mineral Park during the current periods and increased mining to deliver feed stock for the mill, and exploration activities at El Pilar during the period.  Additionally, the Company ceased to place new ore on the leach pads, in late May 2008.  Cathode copper was recovered from the in-process inventory contained in the leach pads and dumps during the current period, and expensing previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad, which inventory levels have been reduced during the period.

Administration costs were $5.20 million and $15.18 million for the three and nine month periods ended September 30, 2010, as compared to $3.02 million and $9.28 million during the corresponding periods of 2009.  After deducting the non-cash stock option compensation cost amounts described above, of $1.04 million and $5.167 million for the three and nine month periods ended September 30, 2010 and $0.96 million and $4.17 million for the corresponding periods in 2009, the Company’s administration costs have increased from $2.06 million and $5.1 million to $4.17 million and $10.02 million in the three and nine month periods ended September 30, 2010.  The increase in administration costs is due to increased activity in connection with the purchase of the gas turbine during the quarter, increased professional fees for legal, accounting during the period and year to date in connection with the closing of the credit facilities earlier during the year and increased investor relations activities.

Interest expense for the quarter, was $1.76 million compared to $3.51 million during the corresponding period ended September 30, 2009.  For the nine months ended September 30, 2010, (which includes the one-time charge of $6.0 million for the premium paid on the redemption of the Notes) it was $13.86 million ($10.61 million – 2009).  Excluding the one-time charge of $6.0 million for the premium paid on the redemption of the Notes, interest expense was reduced by $1.76 million and $2.75 million for the three and nine month periods ended September 30, 2010 as compared to the prior periods.  The decrease

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

is attributable to the early redemption of the Notes during the second quarter of fiscal 2010 and the replacement of the Notes with the lower interest rate Credit Facilities.

Interest income for the quarter increased to $0.69 million compared to $0.008 million during the corresponding period in 2009.  For the nine month period, interest income was $0.13 million ($0.22 – 2009).   The increase in interest income during the quarter reflects higher cash balances during the current period and returns on the short term investments.

At September 30, 2010 the Company was holding an inventory of approximately 0.2 million pounds of copper in concentrate and 9.4 million pounds of copper in in-circuit, (September 30, 2009 –12.8 million pounds of copper in in-circuit).

Selected Quarterly Financial Information

The following tables present our un-audited quarterly results of operations for each of the last eight quarters.  This data has been derived from our un-audited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information.  Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2009 and 2008.

Net income (loss) by quarter	(Stated in thousands of US Dollars except per share amounts)
	Q-1	Q-2 (Amended**)	Q-3	Q-4
2010
Total Revenue	$23,883	$52,987	$49,665
Net income (loss)	(11,553)	23,427	(75,882)
Basic Earnings (loss) per share	(0.06)	0.12	(0.39)
Diluted Earnings (loss) per share	(0.06)	0.12	(0.39)

2009
Total Revenue	$6,342	$21,245	$26,210	$34,897
Net income (loss)	(10,652)	(4,400)	(696)	(1,833)
Basic and Diluted Earnings per share	(0. 11)	(0.04)	(0.00)	(0.00)

2008
Total Revenue	$7,737	$11,220	$8,891	$1,330
Net income (loss)	(1,091)	(6,475)	(5,637)	(15,130)
Basic and Diluted Earnings per share	(0. 01)	(0. 09)	(0. 08)	(0.20)

**The Company has amended the management’s discussion and analysis of financial position and results of operations and the unaudited consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2010, to incorporate the accounting for the derivative instrument liability of its metal hedging program entered into during the second quarter of 2010.   The mark-to-market of the Company’s hedge positions and the charges for all other non cash items has had a significant impact on the Company’s net earnings (loss) due to the volatility of copper prices in the last two quarters.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

Variations in Financial and Operating Results

As the Company only commenced operations at Mineral Park in June 24, 2003, variances in its quarterly and annual earnings (losses) are affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which may not be recurring each quarter, such as charges for stock-based compensation when options are granted, and interest income on fluctuating cash balances. The net losses incurred from 2008 and to date in 2010 is a direct effect of the Company’s expansion plans and increased development activity at Mineral Park and a consequence of the accretion of the discount and the payment or accrual of interest to be paid on the Notes issued by the Company in 2007, to finance the construction of Stage 1 of the Phase 4 expansion program at Mineral Park Due to the Company having achieved commercial operation in 2009, the Company has recognized increased revenues and significantly higher production at Mineral Park. 2007 and 2008 were construction years and are not indicative of what are expected to be the results of future operations.  Commercial production was not achieved until the second quarter of 2009.  Further, the Company has been modifying the milling circuit throughout start-up year 2009 in order to increase recoveries, thereby further increasing production.  Certain of these modifications will continue into 2010, with the net effect of increased mill throughput, production and revenues not being recognized until later this year.

Financial Position and Liquidity

The Company’s financial condition improved during the third quarter of 2010, due in large part to the issuance of equity pursuant to the Short Form Prospectus offerings completed in 2009, increased production and mining activity at Mineral Park, throughout the period ended September 30, 2010 and the closing on the credit facilities and redemption of the Notes in May of this year.  As at September 30, 2010, the Company had working capital of $60.08 million compared to working capital of $40.95 million at December 31, 2009. The most significant components of the change in working capital were the decrease in cash and cash equivalents to $46.73 million from $62.18 million at year end, the increase in accounts receivable and prepaid expenses to $19.47 million and $7.77 million respectively, from $7.62 million and $1.01 million respectively, the increase in income taxes refundable to $6.99 million from $5.60 million, and the decrease in inventories to $11.50 million from $15.34 million at year end. On the current liabilities side of the equation, accounts payable decreased to $14.35 million during the period, down from $17.89 million, the current portion of the equipment loans decreased to $2.86 million from $3.22 million, the increase in the current portion of the unrealized non-cash loss of $15.47 million on derivative instruments outstanding at the end of the period as compared to nil for 2009 and the current portion of the Notes payable decreased to nil from $30 million at December 31, 2009, as a result of the redemption of the Notes from the proceeds of the Credit Facilities drawn down during the period.

Derivative Instruments

At September 30, 2010, the Company had a net derivative instrument liability mark-to-market value on its metal hedging program of $60.68 million compared with $Nil as at December 31, 2009. This decline in the mark-to-market value of the asset was a direct result of the increase in metal prices during the current period. As these derivative instruments mature over the next six years, the actual realized gain or loss on the final settlement could be significantly different from the amount currently recorded.

We believe the cash on hand at September 30, 2010 (including the cash to be generated from increased production) will be sufficient to fund our current development, exploration, construction, and operating activities.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

The Company’s gross copper sales are dependent on sales volumes and prevailing market prices for copper and molybdenum. Monthly average per-pound realized copper prices on the Company’s copper concentrate production for the last 15 months ending September 30, 2010 have been the following:

2010
September		$3..40
May		$2.99	June		$3.05	July	$3..39	August	$3..43
January	$	N/A	February		$3.39	March	$3.44	April	$3.42
2009
January	$	N/A	February	$	N/A	March	$1.756	April	$1.756
May		$3.26	June		$3.52	July	$3.71	August	$3.43
September		$1.61	October		$0.77	November	$0.10	December	$0.83

Average realized copper price for copper concentrate sold during the three month period ended September 30, 2010, was approximately $3.24 per pound (2009 - $2.87).

In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment.  Through 2006, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,375 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment.   The Company entered into equipment financing arrangements for the purchase of additional equipment:  $45,950 at 9.58% interest for a term expiring in April 2009, with monthly installments of $1,474 of principal and interest; and $219,500 at 9.50% interest for a term for a term expiring in January 2010, with monthly installments of $5,513 of principal and interest, to finance the remainder of the equipment commitment.  Through 2007, the Company entered into equipment financing arrangements for the purchase of additional equipment:  $1,700,000 - Term loan bearing interest at a rate of 7.09% per annum, matures in May 1, 2012, payable monthly in installments of $33,731 of principal and interest;  $3,097,995 Term loan bearing interest at a rate of 7.00% per annum, matures in April 13,  2012, payable monthly in installments of $75,000 (months 1-12), $70,000 (months 13-24) and $52,418 (months 25-59) of principal and interest; $529,061 Term loan bearing interest at a rate of 7.34% per annum, matures in July 1, 2012, payable monthly in installments of $10,587 of principal and interest; and $1,034,755 Term loan bearing interest at a rate of 7.34% per annum, matures in September 1, 2012, payable monthly in installments of $20,199 of principal and interest. These loans are collateralized by the loaders, hydraulic shovels haul trucks and other equipment financed.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

During the three month period ended September 30, 2010, the Company incurred finance and interest charges of $0.09 million (2009 - $0.5 million) in relation to the equipment loans.

As noted above, during the second quarter of 2010, the Company closed on credit facilities totaling $130 million (the “Credit Facilities”) issued by a syndicate of international banks.  The Credit Facilities are comprised of a $100 million term loan with a one year grace period and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and were secured by the assets of Mineral Park Inc., and a guarantee provided by Mineral Park Holdings Ltd.  On May 6, 2010, in connection with the closing of the credit facilities, the Company redeemed the Notes at a redemption price equal to $1,050 per note including accrued and unpaid interest.

Forward Metal Sales Contracts

As a condition of the Credit Facilities, the Company must maintain a price protection program of copper forward metal sales contracts as they relate to Mineral Park.

Details of the Company’s forward sales contracts for copper as at September 30, 2010 are as follows:

Year	Copper (lbs)	Annual Average
2010	4,489,157	$3.10
2011	33,968,785	$3.115
2012	27,698,846	$3.045
2013	24,630,015	$2.983
2014	22,725,223	$2.933
2015	20,688,154	$2.893
2016	3,836,039	$2.880
Total	138,306.219

As at September 30, 2010, the Company has a mark-to-market derivative instrument liability of $60.68 million (December 31, 2009 – $Nil) recorded for these forward sales contracts, of which a $15.47 million liability (December 31, 2009 – $Nil) relate to derivative contracts maturing in less than one year, and a $45.21 million liability (December 31, 2009 – $Nil) relate to derivative contracts with a maturity date greater than one year.

During the three months ended September 30, 2010, the Company recorded a realized loss of $0.02 million (2009 - $Nil) on derivative contracts that were closed out and settled for cash. Additionally, it recorded an unrealized non-cash loss of $81.26 million (2009 –$Nil) related to changes in the mark-to-market value of open derivative contracts at the end of the period, for a resulting net loss on derivative instruments of $81.48 million (2010 –$Nil).

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

During the nine months ended September 30, 2010, the Company recorded a realized loss of $0.14 million (2009 –$Nil) on derivative contracts that were closed out and settled for cash. Additionally, it recorded an unrealized non-cash loss of $60.68 million (2009 –$Nil) related to changes in the mark-to/market value of open derivative contracts at the end of the period, for a resulting net loss on derivative instruments of $60.82 million (2009 –$Nil).

This decline in the mark-to-market value of the asset was a direct result of the increase in metal prices during the current period. As these derivative instruments mature over the next six years, the actual realized gain or loss on the final settlement could be significantly different from the amount currently recorded,

In addition, as previously disclosed, in respect of the Credit Facilities, the Company has entered into an interest rate swap on $50 million of the Credit facilities securing a rate of 6.88% for the balance to the term of the $100 million loan.  The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless the Company makes a prepayment, the cash flows on interest bearing debt denominated in US dollars do not fluctuate.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.  The Company has no investments in asset backed commercial paper.  Cash on hand at September 30, 2010 was $46.73 million (December 31, 2009 - $62.19 million).

Property, Plant and Equipment

Year to date, the Company incurred $20 million on work in progress related to the mill construction and recorded $8 million in amortization.

Outstanding Share Data

As at September 30, 2010, and November 18, 2010, there were 195,122,370 and 196,376,569  common shares issued and outstanding respectively.  In addition, at September 30, 2010, there were 12,970,250 stock options outstanding with exercise prices ranging between Cdn$0.385 and Cdn$11.10 per share, approximately 81% of which have vested, and 5,996,250 share purchase warrants outstanding with an exercise price of Cdn$4.00, 16,674,712 share purchase warrants outstanding with an exercise price of Cdn$1.00, 1,238,461 Agent’s share purchase warrants outstanding with an exercise prices of Cdn$2.60.

Outlook

With the acquisition of Mineral Park in 2003, management began effecting changes in operations that have resulted in increased positive cash flow. The first steps have been completed and the Company has completed the construction of facilities for Stage I to a 25,000 ton-per-day milling operation and approximately 80% of the Stage II to a 50,000 ton-per-day milling operation at Mineral Park, with production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation.   Timing for the completion of the Stage II

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

expansion to a 50,000 ton-per-day milling operation is expected to be completed in the second quarter of 2011.

Commitments

There have been no significant changes in the Company’s commitments as reported in the Annual Management Discussion and Analysis.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 8 to the Amended Financial Statements.

Related Party Transactions

Related party transactions include:

a)	Directors fees and remuneration to officers

During the nine month period ended September 30, 2010 the Company paid or accrued $0.13 million (September 30, 2009 – $0.10 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner, and paid $0.26 million (September 2009 - $0.07 million) in directors fees to the independent directors.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates

The Company’s significant accounting policies are disclosed in the Amended Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

Property Plant and Equipment

The Company’s property, plant and equipment are carried at cost less the accumulated depletion and depreciation.  All related costs of acquisition, exploration and development are capitalized as part of the properties.  Capitalized costs prior to commencement of commercial operation include plant construction and operating costs net of revenues.

At the beginning of commercial production, net costs were charged to operations primarily on the unit-of-production method by property based upon estimated recoverable reserves.   The Company regularly evaluates the carrying values of its mineral resources using various methods depending on the state of development of the property. Based on future cash flows, if it is determined that the anticipated fair value of mineral properties is less than the carrying value based on information and conditions at the date of assessment, a write-down to the estimated fair value is made.

The capitalized cost of mineral resources is being depleted on a unit-of-production basis. This method relies on management’s estimate of the ultimate amount on recoverable reserves, an amount that is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. Equipment is depreciated or amortized using the straight-line method.

Asset Retirement Obligations

Asset retirement obligations relate to the Company’s legal obligation to remove equipment and other assets from its Mineral Park Mine in Arizona and to perform other site reclamation work. Although the ultimate amount of future site restoration costs to be incurred is uncertain.  The asset retirement obligation balance is $2.60 million (December 31, 2009 - $2.51 million) at September 30, 2010 based on the expected payments of $3.28 million (2009 - $3.28 million) to be made primarily in 2018, discounted at a rate of 7.5% per annum.

Various laws and regulations for the protection of the environment govern the Company’s activities. These laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes.  The estimated costs for site clean up and reclamation are done continually as part of the Company’s mining operation and supported by a bank performance bond where required by the environmental laws and regulations.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method. The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital. Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

Accrual of Contingent Consideration on Acquisition of Mineral Park

As discussed above, contingent consideration is included in the acquisition of Mineral Park.  Such is payable as a net profits interest based on cumulative positive cash flow of Mineral Park.  As at September 30, 2010, $1,457,332 (December 31, 2009 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA. Of these amounts paid to September 30, 2010, $889,180 (December 31, 2009- $889,180) has been recognized as a mineral property cost and in 2007 $568,152 reduced the previously accrued NPI liability.  Additional payments may be required to be made on the NPI during fiscal 2010 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and in-process inventories. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the Statement of Operations. The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending September 30, 2011. Ore on leach pads inventories not expected to be processed within the next 12 months are classified as long-term. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy.  As at September 30, 2010 the current ultimate recovery copper has been estimated at 70% (December 31, 2009 – 70%).

In-process Inventory

In-process pad inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries.  In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not yet been harvested.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

In-process concentrate inventories represent copper contained in thickeners at the terminus of the milling process calculated from volume, solids density, and assay grade. Material entrained within the milling circuit or in ore stockpiles that represent less than one month’s feed are not inventoried as there is little probability that any value would be recovered from unprocessed material upon cessation of operations. In-process concentrate inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Stripping Costs

The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

Accounting Policies Implemented Effective January 1, 2009

Amendments to Section 3862, Financial Instruments – Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its December 31, 2009 consolidated financial statements (note 16).

i.	HB 3064 – Goodwill

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-Operating Period”, was withdrawn. The adoption of this standard did not have

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

any impact on the Company’s consolidated financial statements.

ii.	HB 1000 – Financial Statement Concepts

Effective January 1, 2009 the Company adopted the new CICA Handbook Section 1000, “Financial Statement Concepts”, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

Recently Released Canadian Accounting Standards

The following new CICA accounting standard has been issued by the CICA but not yet adopted by the Company. This standard will become effective for the Company on January 1, 2010. The Company is currently assessing the impact of this new accounting standard along with the impact the adoption of International Financial Reporting Standards will have on its consolidated financial statements.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

(i)	Financial Assets and Liabilities

Financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, notes payable and net proceeds interest liability.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

Cash and cash equivalents, marketable securities, environmental and land reclamation bonds are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income.

Accounts payable and accrued liabilities and net proceeds interest have been classified as other financial liabilities.

Equipment loans and notes payable are classified as held-to-maturity and are measured at amortized costs.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature of these instruments. The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the secured notes payable on September 30, 2010 was $Nil (December 31, 2009 – $123,600,000).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	September 30, 2010		December 31, 2009
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$46,733		$62,185
Land reclamation bond		1,344		1,324
Environmental bond		2,148		2,134
Marketable securities	299		299
	$47,032	$3,492	$62,484	$3,458

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

(ii)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company is primarily exposed to credit risk on cash held by financial institutions; however, it also arises on accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions. In addition to mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds. The Company operates in the United States, and the majority of the Company’s expenses and sources of cash are denominated in US dollars. As at September 30, 2010 there were no material amounts overdue or impaired.

Liquidity Risk

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. As at September 30, 2010, the Company had working capital of $60.08 million (December 31, 2009 –$40.95 million).

The Company anticipates incurring substantial expenditures to further its capital development programs particularly those related to the completion of Second Stage of the Phase 4 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition (see Note 3).

The Company’s cash flow from operating activities and cash on hand may not be sufficient to satisfy its current obligations and meet the requirements of its capital investment programs and could potentially result in covenant breaches in respect of long-term debt. The continued existence of the Company is dependent upon its ability to generate profitability from the new mill at its Mineral Park Mine and to meet its obligations as they become due. The Company intends to finance the future payments required for its capital projects and continued operations from cash flow from operations. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing will be sufficient to meet its financial obligations and remain compliant on its existing equipment loans (Note 12), and the servicing of the credit facilities (Note 11).

A quantitative maturity analysis of non-derivative financial liabilities at September 30, 2010 to the contractual maturity dates are as follows:

	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Accounts payable	$12,059	$-	$-	$-
Equipment loans	3,041	1,795	-
Notes payable	-	-	30,000	100,000
Total	$15,100	$1,795	$30,000	$100,000

Further discussion on liquidity risk is included in Note 1.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company’s operations in Canada and the United States make it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in United States dollars (“US dollars”) and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mineral leaching, electro-winning, and transportation costs as well as a majority of other operating and administration costs are primarily incurred in US dollars while some administration and most share issuance costs are

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. In respect of financial liabilities, specifically the Credit Facilities, the Company has entered into a interest rate swap on $50 million of the Credit facilities securing a rate of 6.88% for the balance to the term of the $100 million loan.  The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless the Company makes a prepayment, the cash flows on interest bearing debt denominated in US dollars do not fluctuate.

Derivative Instruments - At September 30, 2010, the Company had a net derivative instrument liability mark-to-market value on its metal hedging program of $60.68 million compared with $Nil asset at December 31, 2009. This decline in the mark-to-market value of the asset was a direct result of the increase in metal prices during the current period. As these derivative instruments mature over the next six years, the actual realized gain or loss on the final settlement could be significantly different from the amount currently recorded

Subsequent Events

Subsequent to September 30, 2010, the Company completed the previously announced $21 million facility to fund a new gas turbine for Phase 2 operation at Mineral Park. The turbine is scheduled for delivery the first week of December and is expected to commence operation in April of 2011. The unit is a 34 megawatt GE LM 6000 turbine that will, in concert with the existing grid usage, supply all of the power for the 50,000 tons per day Phase 2 expansion.  Additionally, the Company commenced the commissioning of the rougher cell expansion at Mineral Park, achieving improved recoveries during the initial startup of the operation of the new circuits.  Continued improvements in recoveries and further improvements to concentrate grades, particularly with respect to molybdenum are anticipated.

Disclosure Controls

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the period ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that the Company’s disclosure controls and procedures and internal controls and procedures, are designed to provide reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and internal controls and procedures are effective at the reasonable assurance level. However, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Subsequent to the period end Management determined that a clerical error, during the implementation of a new accounting system occurred, which resulted in the overstatement of revenue for two ship loads of copper concentrates during the three months ended September 30, 2010.  Management has undertaken a review of the procedures in place for the booking of invoices and revenue recognition, and has implemented additional review procedures of data entry, emphasizing the review and approval process of journal entries and other transactions to protect against future errors of this nature.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.   Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.  The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

Risks and Uncertainties

Risk Factors

The impact of fluctuations in the price of copper and molybdenum is a risk to the Company’s future profitability and cash flow. Commodity prices may become quite volatile, reflecting the current tight supply and demand fundamentals for copper, molybdenum and other base and precious metals.  Political and economic events around the world, which are difficult to predict, may continue to influence the prices of copper, molybdenum and other base and precious metals.  Higher commodity prices often lead to higher levels of industry activity, which in turn lead to higher costs for land, reserves and services.  These higher costs influence the investment returns received on the Company’s capital expenditures.  For a more

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010

detailed outline, please refer to the “Risk Factors” in the Company’s MD&A and Audited Financial Statements for the years ended December 31, 2009 and 2008 available on SEDAR at www.sedar.com.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the Annual Management Discussion and Analysis issued in connection with the Company’s Audited Financial Statements for the years ended December 31, 2009 and December 31, 2008.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.